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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K


                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of July 1998.

                            DENISON INTERNATIONAL plc
                 -----------------------------------------------
                 (Translation of registrant's name into English)



                                  Masters House
                              107 Hammersmith Road
                                 London W14 0QH
                                     England
                    (Address of principal executive offices)


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                     DENISON INTERNATIONAL PLC NAMES NEW CFO

MARYSVILLE, OHIO, July 29 - Mr. David Weir, President and CEO of Denison International plc (NASDAQ: DENHY) announced today the appointment of Mr. Bruce
A. Smith as Chief Financial Officer of Denison International plc.

Mr. Smith comes to Denison from the sealed lead battery industry where he spent the last 17 years working for Exide Corporation (NYSE: EX), and most recently Yuasa, Inc. While at Yuasa, Inc. Mr. Smith held the positions of treasurer, Chief Financial Officer, and, in his most recent position, Vice President of Administration.

"We look forward to the addition of Bruce to the Denison team and to utilizing his expertise in helping Denison to achieve its future growth and strategic plans."

Mr. Smith replaces Tony Mustacchio, who has left Denison for medical reasons. "Over the years, Tony has done a terrific job at Denison, " said David Weir. "While we are sad to see him leave, we greatly appreciate his contributions and wish him the best of luck in future endeavors."

Mr. Smith currently resides in the central Pennsylvania region and will shortly be relocating to the central Ohio area.

Denison International plc designs, manufacturers, distributes and services highly engineered hydraulic fluid power systems and components. Denison distributes its products and services globally to a diverse group of end users in a broad array of industrial applications, including machine tools and material handling equipment, mobile construction, agricultural and utility equipment, and marine applications, including military equipment.

                                       ###


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                  DENISON INTERNATIONAL PLC REPORTS RESULTS FOR
                          SECOND QUARTER AND SIX MONTHS

MARYSVILLE, Ohio, July 29 - Denison International plc (NASDAQ: DENHY) announced today its financial results for the second quarter and six months ended June 30, 1998.

For the current three months ended June 30, 1998, the Company's net sales decreased 7.4% to $35.3 million, from $38.2 million in the second quarter of 1997. Restated, net sales (at 1997 second quarter exchange rates) for the current second quarter were $36.6 million, a 4.2% decrease over the comparable 1997 period. The decrease in net sales is attributed to the impact of the current economic conditions in the Asian market, and, in turn, slower sales to North American customers who have substantial exports to the Asian markets.

Net income was $4.8 million, or $.43 per diluted share, for the second quarter of 1998, compared to net income of $4.8 million and diluted earnings per share of $.45 for the comparable period in 1997. Despite the lower revenues realized, profits were strong resulting from the effects of continued favorable product mix shift towards the company's higher margin vane pump product line, combined with manufacturing and operating cost efficiencies consistent with the company's overall business strategy as well as favorable interest income. Also favorably impacting profitability in the second quarter were adjustments made to certain reserves and accruals, reflecting current business conditions. These adjustments had no impact on results for the six months ended June 30, 1998. Net income was impacted by a higher effective tax rate for the second quarter 1998 of 27.1% versus 21.1% for second quarter 1997, as a result of the full utilization of net operating losses in 1997, unavailable for 1998.

Operating income in the second quarter 1998 increased by 3.3% versus 1997 reflecting cost controls in operating expenses. Operating margin of 17.8% for the second quarter 1998 was favorable to the same period 1997 margin of 16.0%.

For the quarter ended June 30, 1998, gross profit decreased by less than 1% to $14.1 million, from $14.2 million in the same period 1997. Gross margin for the second quarter 1998 of 39.8% was strong versus a gross margin of 37.3% for the same period 1997.

Year-to-date 1998 net sales of $72.7 million declined by $2.4 million or 3.2% versus the same period 1997. Restated, net sales (at year to date 1997 exchange rates) for the first six months of 1998 were $75.9 million, $.8 million or 1% higher than in 1997.

Year-to-date 1998 net income increased by $.3 million, or 3.5% to $8.7 million, or $.78 per diluted share, versus 1997 net income of $8.4 million, or $.79 per diluted share. Strength in the company's higher margin vane pump product line, combined with manufacturing and operational cost improvements were the primary reasons for the

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increased profits realized. The increase in net income was impacted by a higher effective tax rate for 1998 of 28.1% versus 22.5% for 1997.

Operating earnings year-to-date 1998 were $11.6 million representing a $.8 million or 7.4% increase versus the first six months of 1997. Operating margin of 16% for year-to-date 1998 was 1.7 points higher than the comparable period last year. Gross profit in the current year to date period rose by $.8 million or 3%, to $27.9 million. Year-to-date 1998 gross margin of 38.4% was 2.3 points higher than 1997's gross margin of 36.1%.

Commenting on the results, David Weir, President and CEO, stated, " We are pleased with Denison's overall profit performance for the second quarter and year-to-date 1998, despite the adverse effect on net sales from the current economic conditions in Asia, the strengthening US dollar and, in turn, soft sales in the North American market. Continued gains in operational efficiencies helped to offset the profit impact of the decline in net sales. We look to return to the previous years sales volume in the third quarter, and will continue to seek out and implement new ways to improve costs and operating efficiencies to achieve our current year and long term profit and growth goals."

Denison International plc designs, manufacturers, distributes and services highly engineered hydraulic fluid power systems and components. Denison distributes its products and services globally to a diverse group of end users in a broad array of industrial applications, including machine tools and material handling equipment, mobile construction, agricultural and utility equipment, and marine applications, including military equipment.

Certain matters discussed in this press release are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those currently anticipated. Shareholder, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements made herein are only made as of the date of this press release and the company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

                                (Tables Follows)

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                           DENISON INTERNATIONAL, plc
                             STATEMENT OF OPERATIONS
                                   (Unaudited)

                              Three Months Ended          Six Months Ended
                                    June 30,                   June 30,
USD - (000's)                  1998        1997          1998           1997
                             -------      -------       -------        -------

Net Sales                   $ 35,343      $38,169       $72,714        $75,081
Cost of Sales                 21,263       23,923        44,772         47,942
   Gross Profit               14,080       14,246        27,942         27,139
SG&A                           7,788        8,154        16,328         16,374
   Operating Income            6,292        6,092        11,614         10,765
Other Income                       0            0             0             24
Net Interest Income              334           49           492             50
   Income Before Taxes         6,626        6,141        12,106         10,839
Tax Provision                  1,796        1,293         3,399          2,435
   Net Income                $ 4,830      $ 4,848       $ 8,707        $ 8,404

Basic earnings per share     $  0.44      $  0.46       $  0.79        $  0.80

Diluted earnings per share   $  0.43      $  0.45       $  0.78        $  0.79



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                           DENISON INTERNATIONAL, plc
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)

                                        June 30, 1998         December 31, 1997
                                        -------------         -----------------
USD - (000's)
Current Assets:
   Cash & Cash Equivalents                $ 30,857              $ 30,337
   Accounts receivable, net                 30,189                29,212
   Inventories                              33,838                28,182
   Other current assets                      3,212                 3,327
     Total current assets                   98,096                91,058
Property, plant and Equipment, net          16,742                14,948
Other assets                                 1,841                 1,487
     Total assets                         $116,679              $107,493

Current liabilities:
   Notes payable to bank                  $  1,042              $  1,472
   Accounts payable and other accrued       27,892                25,752
     liabilities
     Total current liabilities              28,934                27,224
Noncurrent liabilities                      20,194                20,717

Shareholders equity:
   Retained earnings                        66,822                58,115
   Other shareholders equity                   729                 1,437
     Total shareholders equity              67,551                59,552
     Total liabilities and shareholders   $116,679              $107,493
      equity


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        DENISON INTERNATIONAL plc

                                        By:  /s/ Bruce A. Smith
                                             ----------------------------------
                                             Bruce A. Smith
                                             Chief Financial Officer


Date:  August 4, 1998